United States securities and exchange commission logo





                             August 26, 2022

       Gaofei Wang
       Chief Executive Officer
       Weibo Corporation
       8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
       Chaoyang District, Beijing 100027
       People   s Republic of China

                                                        Re: Weibo Corporation
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-36397

       Dear Mr. Wang:

              We have reviewed your July 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 27, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Introduction, page 1

   1. We note your response to prior comment 2. Please revise the definition of "China" and
                                                        "PRC" to include Hong
Kong and Macau and clarify that the only time "China" and
                                                        "PRC" does not include
Hong Kong or Macau is when you reference specific laws and
                                                        regulations adopted by
the PRC. Additionally, clarify that the legal and operational risks associated with
operating in China also apply to operations in Hong Kong and Macau.
                                                        Lastly, discuss any
commensurate laws and regulations in Hong Kong and Macau, where applicable throughout
the prospectus, and the risks and consequences to you including the enforceability
associated with those laws and regulations.
 Gaofei Wang
Weibo Corporation
August 26, 2022
Page 2
Item 3. Key Information
Permissions Required from the PRC Authorities for Our Operations, page 5

2. We note from the proposed revised disclosures in your response to prior comment 7 that you relied on your PRC counsel in determining that you are not required to obtain permissions from the CSRC and are not required to go through cybersecurity review by the CAC. Please confirm that you will provide the consent of counsel in future filings.
Financial Information Related to the VIEs, page 8

3. We note your response and proposed revised disclosures to prior comment 9. Your disclosure, which indicates that the share of income (loss) of the VIEs represent the elimination of "investments" between the primary beneficiary of the VIEs and the VIEs'
         subsidiaries appears to imply an equity relationship exists between the primary beneficiary and the VIE. Please tell us and further revise to clarify the intent of this line item. To the extent this relates to amounts paid by the VIE pursuant to contractual arrangements, tell us how this differs from the inter-company revenue and inter-company cost and expenses already disclosed and revise as necessary. Similar revisions should be made to the
         "investment in VIE" in the consolidating balance sheets.
Risk Factors
Summary of Risk Factors
"Risks Relating to Doing Business in China", page 13

4.       We note your proposed revised disclosures in response to prior comment
12. Please
         further revise to clarify that your ADSs will be prohibited from trading in the U.S. under the HFCAA if the PCAOB is unable to inspect or fully investigate your auditors in 2024 or in 2023 if the proposed changes to the law are enacted.
5. Please enhance the proposed risk factor provided in response to prior comment 10 to describe expressly, based on key material facts about the business, why you believe that you are not an investment company for purposes of section 3(a)(1)(C) of the Company
         Act. For example, in connection with describing the applicable test under section
         3(a)(1)(C), please provide a representation regarding the approximate value of your investment securities as of a recent date.
Risks Relating to Our Business
We rely on assumptions and estimates to calculate certain key operating metrics..., page 25
FirstName LastNameGaofei Wang
6. Please revise to clarify that you are unable to estimate the number or percentage of spam
Comapany    NameWeibo
       accounts includedCorporation
                           in your key operating metrics as indicated in your
response to prior
Augustcomment
        26, 2022 13.
                 Page 2
FirstName LastName
 Gaofei Wang
FirstName LastNameGaofei Wang
Weibo Corporation
Comapany
August 26, NameWeibo
           2022        Corporation
August
Page 3 26, 2022 Page 3
FirstName LastName
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 117

7. We note from your response to prior comment 17 that at the end of fiscal 2020 the company restructured its sales team and eliminated the distinctions between key account
         (KA) and small medium-sized (SME) sales teams and merged the two teams together.
         Please reconcile this information with your disclosures on page 80 where you indicate that you transact business directly with KA customers or through their third-party advertising agencies and with SMEs primarily through your distribution networks. You further state that your sales team assists KA customers or their advertising agencies throughout their campaign cycle and you rely on distributors to support your SME customers. Please explain and revise your disclosures as necessary. Tell us the amount of revenue generated from distributors for each period presented and how, if at all, such revenues compare to those generated from SME customers in the periods in which you tracked such data.
Consolidated Financial Statements
Note 1. Operations, page F-9

8. Please revise to include the information provided in response to prior comment 18 in future filings.
General

9. Please address the following as it relates to the unconsolidated 40% Test worksheet
         ("Worksheet") provided in connection with response to prior comment
20:
             Column E of the Worksheet indicates that the company has no assets that it deems
                 Bad Subsidiaries and VIEs.    However, the structure chart
provided in connection
              with your response shows that two of Weibo Corporation's direct wholly-owned
              subsidiaries are    Bad Assets.    Explain this discrepancy and
provide any additional
              information necessary to support your treatment of the various
subsidiaries as    good
              or    bad    assets.
             Review the footnote to column L and provide any necessary corrections or clarifications.
             Provide a more recent third-party valuation for column M (Off-Balance Sheet IP
              Assets) for Weibo Internet Technology (China) Co., Ltd.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology